Mail Stop 3561

March 13, 2008

Kathleen Mason
President and Chief Executive Officer
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

      Re: Tuesday Morning Corporation
             Written Response Filed February 25, 2008
             Registration Statement on Form S-3
             Filed November 11, 2007
             File No. 333-147103
             Form 10-KT for Fiscal Year Ended June 30, 2007
             Filed August 30, 2007
             Definitive Proxy on Schedule 14A
             Filed October 3, 2007
             Form 10-Q for Fiscal Quarter Ended December 31, 2007
             Filed February 5, 2008
             File No. 0-19658

Dear Ms. Mason:

      We have reviewed your written response and have the following comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. We note your response to comment 1 in our letter dated January 18, 2008. Please confirm in writing how you intend to comply in detail sufficient for an understanding of your proposed disclosure. Your disclosure is to include a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Alternatively, please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also

discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

***

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James S. Rowe, Esq.
        Kirkland & Ellis LLP